DYNO
Dyno Nobel
082-34952

RECEIVED
2008 APR -2 A 8:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

[redacted]

08001625

Date 26/03/2008

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

SUPPL

Encl.

PROCESSED
APR 04 2008
THOMSON FINANCIAL

4/2

ASX Announcement/Media Release

26 March 2008

Scheme Implementation Agreement: Update

On Tuesday 11 March 2008, Dyno Nobel (ASX: DXL) announced that it had entered into a Scheme Implementation Agreement ("**SIA**") with Incitec Pivot Limited ("**IPL**") under which IPL proposes to acquire all of the shares in Dyno Nobel which IPL does not already own ("**IPL Scheme**").

Dyno Nobel notes the announcement released earlier today by IPL that it has completed its high level confirmatory due diligence on Dyno Nobel in accordance with the SIA and does not intend to exercise its termination right under clause 11.2 of the SIA.

The Board of Dyno Nobel continues to unanimously recommend the IPL Scheme in the absence of a superior proposal and pending confirmation from an Independent Expert that the transaction is in the best interests of Dyno Nobel shareholders.

For further details regarding the IPL Scheme, investors are referred to Dyno Nobel's ASX announcement released on 11 March 2008.

-ENDS-

For media enquires contact:
Martin Debelle, Cannings 0409 911 189
Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.